CANNASSIST INTERNATIONAL CORP.

855 South Mission Ave, Ste K #400, Fallbrook, California 92028

October 8, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	CannAssist International Corp. Offering Statement on Form 1-A File No. 024-11272

To the Securities and Exchange Commission:

CannAssist International Corp. has filed with the Securities and Exchange Commission (the “Commission”) its Offering Statement and amendments on Form 1-A (File No. 024-11272).

On behalf of the Company, we hereby request the acceleration of the qualification date of that Offering Statement to 10:00 am EST on October 13, 2020 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Mark Palumbo

Chief Executive Officer

CannAssist International Corp.